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                                                                  EXHIBIT (c)(6)
                            [PEAK TECHNOLOGIES LOGO]

February 1, 1997

Mr. Hugo Biermann
Flat 6
Carlyle Mansions
Cheyne Walk
Chelsea, London SW3

Dear Hugo,

     First of all, on behalf of the board I would like to thank you again for your many contributions to its workings and those of its committees during your time as a director of various subsidiary companies.

     As you know, the board believes it is in the best interests of Peak to retain you as a consultant for your advice and counsel to the Company in view of your extensive role over the years helping shape the development of Peak, while Peak transitions to its next phase of growth.

     Therefore, effective February 1, 1997 for a period of one year you are hereby appointed as a consultant to the Company to be available from time to time at mutually convenient times as the Company may reasonably request, to provide your advice and counsel.

     In consideration for making yourself available pursuant to this letter you will be entitled to a monthly retainer of $5,000. In addition, you will be entitled to options to purchase 5,000 shares of Peak stock at a price of $8.63 per share.

     Please indicate your acceptance of this appointment by signing, dating and returning one copy of this letter to the undersigned, retaining one copy for your records.

                                          Very truly yours,

                                          /s/ NICHOLAS R.H. TOMS
                                          Nicholas R. H. Toms
                                          Chairman & CEO

Accepted this   day of             , 1997

/s/ HUGO H. BIERMANN
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Hugo H. Biermann